EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

InterVideo, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of InterVideo, Inc. of our report dated March 31, 2005, with respect to the consolidated balance sheets of InterVideo, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of InterVideo, Inc. We also consent to the incorporation by reference in this Registration Statement on Form S-8 of InterVideo, Inc. of our reports dated April 29, 2005 with respect to management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which report was filed in an amendment to InterVideo, Inc.’s December 31, 2004 annual report on Form 10-K/A of InterVideo, Inc.

Our report dated April 29, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that InterVideo, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of the material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state:

1.	The Company did not have adequate controls and procedures in place to effectively identify and monitor amendments to software license arrangements. As a result of these deficiencies, the Company’s accounting personnel may not be made aware of changes to software license arrangements that require recognition in the Company’s financial accounting records. Accordingly, errors in the Company’s accounting for revenue may occur and not be detected. These control deficiencies result in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis by employees during the normal course of performing their assigned functions.

2.	The Company did not have adequate controls and processes in place, including management oversight and review, over its income tax accounting practices, estimates, calculations and required disclosures. As a result of these deficiencies, material errors were identified in the Company’s computation of the current period income tax expense and in amounts reported as deferred income taxes in the Company’s income tax disclosures.

3.	The Company did not have adequate controls within its accounting and financial information systems over user access, segregation of duties, and the monitoring of information systems. As a result of these deficiencies, the Company identified instances whereby users had access to and authority to initiate transactions within certain modules and applications of the accounting and financial systems that were not consistent with their respective roles and responsibilities. Such inappropriate access rights and inappropriate segregation of duties give rise to the potential for unauthorized and undetected activity within the Company’s information systems and results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis by employees during the normal course of performing their assigned functions.

/s/ KPMG LLP

Mountain View, California

April 29, 2005